

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-mail
John M. Newell
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111

> **Re: Gleacher & Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2013 by MatlinPatterson FA Acquisition LLC et al.**
> **File No. 000-14140**

Dear Mr. Newell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise so that all participants in the solicitation appear as filers on the cover page of the Schedule 14A. Note that Instruction 3 to Item 4 of Schedule 14A defines the term "participant" to include all nominees for the election of director.

Information on the Participants

2.   Please reconcile the apparent discrepancy in Mr. Cohen's share ownership given that the MatlinPatterson proxy statement discloses that he is the beneficial owner of 457,031 shares but the Gleacher proxy statement discloses that he is the beneficial owner of 434,213 shares.

Background of the Solicitation

3.   Please advise us, with a view towards revised disclosure, whether consents for the bylaw amendments were obtained by means of a solicitation. To the extent the consents were obtained under such circumstances, advise us of the exemption upon which the participants relied in order to obtain them.

4.   Please supplement the disclosure to state whether or not security holders should expect to receive an information statement on Schedule 14C from Gleacher to notify them of the corporate action purportedly effectuated by written consent regarding the cited change in the voting approval threshold.

5.   We note the statement that the bylaw amendments were effective as of April 30, 2013. Please advise us of any actions Gleacher must undertake or has undertaken in order to implement the amendments. Also, please provide us with a brief legal analysis that such bylaw amendments are "effective" given that Exchange Act Rule 14c-2(b) requires that an information statement be delivered before that corporate action has been taken. At present, it does not appear that Gleacher has complied with Rule 14c-2. To the extent Gleacher has not verified the consents or implemented the bylaw amendments purportedly authorized by the execution and delivery of the consents, the participants should revise their disclosure to account for the possibility that the voting approval threshold remains unchanged as published in Gleacher's proxy statement.

Proposal 1 – Election of Directors

6.   MatlinPatterson is soliciting proxies for the election of up to eight nominees, but the proxy statement indicates that MatlinPatterson may nominate fewer than eight individuals. Exchange Act Rule 14a-4(e) requires the shares represented by the proxy to be voted, as directed, subject to reasonable specified conditions. Please revise the proxy statement and/or proxy card to clearly indicate that shares will be voted for certain of the nominees only under certain circumstances. Describe the conditions and identify which nominees are subject to the conditions.

7.   We note that MatlinPatterson is soliciting proxies for the election of up to eight individuals, may decide to nominate less than eight individuals and currently expects to nominate at least five individuals. We also note that Gleacher has a nine member board. Given that security holders using MatlinPatterson's proxy card will be unable to vote for a full slate of nominees, disclose the consequences to security holders as a result of using MatlinPatterson's proxy card to vote for between five and eight directors instead of nine. For example, revise to highlight more prominently that security holders will be disenfranchised with respect to at least one and up to four seats if they execute MatlinPatterson's proxy card. In addition, disclose that MatlinPatterson may not exercise discretionary authority to fill the other seats and that MatlinPatterson cannot assure that the other directors will agree to serve if its slate wins. Also disclose whether the

remaining seats are likely to remain vacant. Finally, disclose whether MatlinPatterson has any plans to fill any board vacancies if its nominees are elected. Refer to Section II.I and footnote 76 of Exchange Act Release No. 34-31326 (October 16, 1992).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Seaman at (202) 551-3366 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions